DataMill Media Corp.
                         1205 Hillsboro Mile, Suite 203
                            Hillsboro Beach, FL 33062
                                 (954) 876-1181

                                 March 16, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention: Laura Nguyen, Esq.
           Attorney-Advisor
                and
           Sonia Bednarowski, Esq.
           Division of Corporation Finance

Re: Datamill Media Corp.
    Registration Statement on Form S-1
    Filed on February 2, 1011
    File No. 333-172010

Dear Madam or Sir,

     This letter is in response to your letter to me of March 1, 2011, regarding the above referenced matter ("Comment Letter"). Datamill Media Corp. is filing an amendment to the referenced Form S-1 ("amendment") along with this letter.

     Our responses to the Comment Letter follow:

     General

     1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise. To the extent that you are a shell company, please revise your disclosure regarding future sales by existing stockholders on page 19.

     Response

          We are a shell company and have revised our disclosure regarding sales by existing stockholders by stating that Rule 144 is not available for such sales.

     2. Please revise throughout to present a realistic picture of your business as it is today. In particular, refrain from saying that your products, services or plans will have some effect or quality when they are merely anticipatory in nature. Instead, clarify that you hope, believe or expect that these qualities or effects will occur.

     Response

          We have revised the filing to show a realistic picture of our business as it is today.

     3. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

     Response

          We have updated our  financial  statements to comply with Rule 8-08 of
     2.   Please  revise

     Registration Statement Cover Page

     4. Please include your Primary Standard Industrial Classification Code Number in your next amendment to your registration statement.

     Response

          Our Primary Standard Industrial Classification Code Number is 8742 - Services - Management Consulting Services. We have updated our filing to include this SIC Code.

     Registration Fee Table

     5. Please revise to include the specific provision under Rule 457 for purposes of calculating the registration fee.

     Response

          We have included the specific provision under Rule 457 for purposes of calculating the registration fee, which is Rule 457 (o).

     Outside Front Cover Page of the Prospectus

     6. Please provide the legend required by Item 501(b)(10) of Regulation S-K, or confirm that you will not use the prospectus prior to the effective date of the registration statement.

     Response

          We have revised the outside front cover page of the prospectus to include the legend required by Item 501(b)(10) of Regulation S-K.

     7. Please revise the cover page to disclose that you are offering the securities on a best- efforts basis. Refer to Item 501 of Regulation S-K,

     Response

          We have revised the cover page to disclose that we are offering the securities on a best-efforts basis.

     8. Please clarify that the offering will continue for a period of 270 days or sooner if the offering is completed. Please also revise to clarify whether or not there may be extensions to the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

     Response

          We have revised the filing to clarify the period during which the offering will continue and have stated that there will be no extensions to the offering period.

     9. Please reconcile your statement on the cover page of your prospectus that your "common stock is presently traded on the OTC Markets under the trading symbol 'SPLI'" and that you "intend to have [your] shares of common stock quoted on the Over the Counter Bulletin Board" with your statement on page F-14 that you were notified by FINRA that your new trading symbol "SPLID" became effective on August 23, 2010 and your disclosure on page 4 of your Form 10-K for the fiscal year ended December 31, 2009 that states that your common stock is quoted on the Over the Counter Bulletin Board.

     Response

          Our common stock is not presently quoted on the OTC Markets and to our knowledge has never been traded. FINRA has assigned us a trading symbol of "SPLI." The reference to FINRA's notification of new trading symbol of "SPLID" was a temporary symbol indicating that we had reverse split our shares.

     Summary of Our Offering, page 3 Our
     Business, page 3

     10. Please reconcile your disclosure on page 3 that you were incorporated in the State of Nevada on July 15, 2003 as Smitten Press: Local Lore Legends, Inc. with your disclosure on page F-12 that you were incorporated in the State of Nevada on May 8,2007.

     Response

          The requested reconciliation has been made.

     11. Please include in one of your introductory paragraphs your revenues, assets, and losses for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing.

     Response

          We have included information about our revenues, assets and losses in one of our introductory paragraphs.

     12. Please revise the summary to include your monthly "burn rate," the amount of expenses you expect to incur during the 270 days of the offering, and the source of such funds.

     Response

          We have revised the summary to include our monthly "burn rate," the amount of expenses we expect to incur during the 270 days of the offering and the source of such funds.

     13. Please revise your disclosure on page 3 to clarify that you have been issued a going concern opinion by your registered public accounting firm.

     Response

          We have revised our disclosure to clarify that we have been issued a going concern opinion by our registered public accounting firm.

     14. Please remove the last sentence of the second paragraph as you do not have any clients or advise.

     Response

          We have made your suggested deletion about clients.

     15. Please revise to disclose an estimate of the amount of funds needed to complete your plan of operation and the source of such funds.

     Response

          We have revised the filing to include an estimate of the amount of funds needed to complete our plan of operation and the source of such funds.

     16. It appears that you intend to generate revenues primarily from consulting services that you provide to private companies seeking to become publicly traded companies and sales of educational with two or possibly three employees. Please disclose here since this will help investors assess your plan of operation.

     Response

          Our disclosures have been revised to state our plan to generate revenues and include a more detailed plan of operations.

     Risk Factors, page 5

     17. Revise to include a risk factor to discuss, to the extent material, the recent economic conditions and what impact these current market conditions may have on your ability to start a consulting business and obtain financing.

     Response

          We have added a new risk factor about recent economic conditions and the impact they may have on our ability to start a consulting business and obtain financing. See risk factor entitled "We are vulnerable to the current economic crisis which may negatively affect our profitability and ability to carry out our business plan."

     18. Please include a risk factor that discusses the competition in your industry and discloses that you may have a competitive disadvantage in an industry that consists of mostly non- public companies or explain why this is not necessary. In addition, please disclose the amount of expenses you incur as a public company.

     Response

          In response to this comment, we have added a new risk factor entitled "As a result of our intensely competitive industry, we may not gain enough market share to be profitable."

     19. Please revise to include a risk factor discussing the material weaknesses in your internal controls and disclosure controls and procedures that you disclose in your most recent Form 10-Q filed on December 23, 2010. In addition, please disclose in your Summary of Our Offering section.

     Response

          In response to this comment, we have added a new risk factor entitled "Due to financial constraints, there are material weaknesses in our internal controls and disclosure controls and procedures."

     20. Revise to include a risk factor to disclose that additional issuances of common stock may be necessary as part of the implementation of your plan of operation which would result in dilution to existing shareholders.

     Response

          In response to this comment, we have added a new risk factor entitled "Our shareholders may be diluted significantly through our efforts to obtain financing, fund our operations and satisfy our obligations through issuance of additional shares of our Common Stock."

     Because our sole officers and directors, who are also our sole promoters will own 90.1%. page 6

     21. We note the disclosure on page 6 that your two officers and directors will own 66.6% of your total outstanding shares of common stock if the maximum amount of shares are sold in your offering and that "regardless of the number of shares that [you] sell, your two officers and [your] two other current shareholders will be able to elect all of [your] directors and control [your] operations." However, your disclosure on page 19 states that Vincent Beatty is the sole beneficial owner of 98.8% of your shares of common stock. Please revise to clarify that Vincent Beatty owns the vast majority of the shares of your common stock.

     Response

          We have revised our filing to clarify that Vincent Beatty owns the vast majority of the shares of our common stock.

     Use of Proceeds, page 7

     22. Please advise as to what you mean by "product inventory" on page 7 as it appears that the only product you intend to sell is access to a database that contains educational papers that you will write on various topics. Please reconcile your disclosure here with your disclosure on page 12 which seems to indicate that if you raise the minimum amount in this offering, you will not develop these products.

     Response

          We have revised the Use of Proceeds to explain what we mean by "product inventory" and inserted the following language:

          "We estimate that our basic product inventory requirements will cost $5,000. Product inventory will consist of electronic and hard copies of the instruction manuals, instruction booklets and example templates relating to the consulting and educational services we intend to provide, including, but not limited to corporate management, corporate governance, regulatory compliance and various business processes."

     If the Maximum Number of the Shares Are Sold, page 8

     23. Please revise the first sentence of the second paragraph to remove the inference that if 5,000,000 shares are sold, an investor will individually own 33.4% of the total number of outstanding shares of your common stock. Also revise the second paragraph under the "If the Minimum Number of the Shares Are Sold" section below.

     Response

          We have revised our filing to remove the inference that if 5,000,000 shares are sold, an investor will individually own 33.4% of the total number of outstanding shares of our common stock.

     Plan of Distribution: Terms of the Offering, page 9

     24. Please revise to clarify that the changes noted in the bullet points on page 9 are not the only changes that might give an investor a right to a refund of the purchase price.

     Response

          We have revised our filing to state that the bullet points on page 9 are not the only changes that might give an investor a right to a refund of the purchase price.

     25. Please revise the first paragraph after the bullet points to state that material changes will be reflected in a post-effective amendment.

     Response

          We have revised the first paragraph after the bullet points to state that material changes will be reflected in a post-effective amendment.

     26. Please reconcile your statement on page 11 that whether you raise the minimum or maximum amount in this offering, the funds would allow you to complete the business activities contemplated by your business plan with your statement on page 13 that, "in addition to this offering,
          [you] are seeking equity financing in order to obtain the capital required to implement your business plan." To the extent that you are seeking additional equity financing, please disclose in your prospectus summary.

     Response

          We have made the requested reconciliation and have no plans to seek additional equity financing.

     27. We note your disclosure on page 10 that "penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the OTC Bulletin Board System)/' Please revise to clarify that securities quoted on the OTC Bulletin Board System can still qualify as penny stocks and that the securities you are offering will likely be considered a penny stock.

     Response

          We have revised this disclosure to clarify that securities quoted on the OTC Bulletin Board System can qualify as penny stocks and that the securities we are offering will likely be considered a penny stock.

     Management's Discussion and Analysis of Financial Condition and Plan of Development Stage Activities, page 12

     28. We note your disclosure on page 12 that "[whether [you] raise the minimum or maximum amount of money in this offering, it will last twelve months." Please revise to state that it is your belief that the amount raised in this offering will last twelve months.

     Response

          We have revised the M, D and A disclosure to state that it is our belief that the amount raised in this offering will last twelve months.

     29. Please revise to discuss the underlying reasons for changes in your results of operations. Refer to Item 303 of Regulation S-K.

     Response

          We have made substantial revisions to our M,D and A disclosure to address this comment.

     30. We note your disclosure on page 14 that your "officers and directors are willing to loan [you] money for [your] operations until this offering has been completed or until the offering period has expired." Please advise as to whether you have any agreements with your officers and directors regarding these loans. To the extent that you do have agreements with your officers and directors, please file these agreements as exhibits to your registration statement.

     Response

          We do not have any written agreements with our officers and directors regarding these loans and we have revised our filing to explain this in better fashion.

     Business, page 15 Business
     Overview, page 15

     31. Please substantially revise to provide investors with a detailed discussion of your business plans. Disclose each material step you have taken so far, and provide a discussion of the real costs and timelines you face in reaching your goals of offering consulting and regulatory compliance services and publishing educational materials. If your business operates in segments, please disclose. Explain in detail how and when you expect to generate revenue. For example, provide additional information regarding (a) the development of your website, (b) the preparation and publishing of the educational material, (c) your expected pricing structure, (d) the marketing of your services, and (e)the geographic scope of your target market. To the extent possible, also disclose the price points for your services and products. Refer to Item 101 of Regulation S-K.

     Response

          We have made substantial revisions to the Business section to address this comment.

     32. Revise to discuss why you believe that your business plans will be successful at this time, when you have not been able to realize your business plan since inception.

     Response

          We have revised our filing to address this comment.

     33. Please describe the educational "white papers" on page 15 that you plan on publishing.

     Response

          We have not decided on the subject matter of educational "white papers" and have revised our filing to indicate such is the case.

     34. Please remove your statements in the second paragraph of this section that you help business people make the "right" decisions as this is subjective, and please remove your statement that "there are several traps for the unwary" on page 15 as this appears to be marketing language.

     Response

          We have removed the language suggested by this comment.

     35. We note your disclosure of the material weaknesses in your internal controls and disclosure controls and procedures in your most recent Form 10-Q filed on December 23, 2010. In this regard, please remove your statement that you "strive to lead by example" and explain how you assist companies in maintaining their public periodic reporting compliance.

     Response

          We have revised our filing by removing the "strive to lead by example" language.

     Competition, page 16

     36. Please revise to explain what you mean by the terms "turnkey fashion" and "full suite of services."

     Response

          We have deleted the terms "turnkey fashion" and "full suite of services" from our filing.

     37. Please provide support for your statement that your proposed fee structure differentiates you from your competitors.

     Response

          We have revised our filing to indicate that we have not as yet determined our fee schedule.

     Management page 16 Officers and
     Directors, page 16

     38. Please revise to disclose that you do not have any independent directors or advise. Refer to Item 701 (a) of Regulation S-K.

     Response

          We have revised our disclosure to state that we do not have any independent directors.

     39. Please revise to remove the word "extensive" knowledge on page 17. In addition, please advise how Mr. Beatty's "working contacts" will assist small and start-up companies through money raising efforts and how his "connections with professional service providers offer an invaluable service so that companies can save time, money, and avoid the pitfalls that they may otherwise encounter" and provide support for your statements. Also state that you cannot provide any assurance that M., Beatty's contacts will assist your future clients. Alternatively, please remove these statements.

     Response

          We have revised Mr. Beatty's biographical information to address this comment.

     40. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as your director at the time that the disclosure is made, in light of your business and structure. Refer to
          Item 401(e)(l) or Regulation S-K.

     Response

          We have added a statement right after the biographical information on Director Hagan stating that the Company does not have a formal policy regarding director qualifications and that the persons chosen had the business experience and integrity that Mr. Beatty considered necessary to carry out the Company's plan of operations.

     Conflicts of Interests, page 17

     41. We note your disclosure that Mr. Beatty owns and operates Devken Inc., a consulting firm, and that Mr. Hagan works as an independent management consultant. However, you disclosed that your officers' and directors' other projects and business interests do not conflict with your business activities. Please disclose the conflicts of interest here and revise your risk factor section to include a risk factor that discusses these conflicts.

     Response

          Our filing indicates that the other projects or business interests of Messrs. Beatty and Hagan do not conflict with our business activities. We also state in Mr. Beatty's biographical summary that Devken, Inc. does not offer services similar or competitive to the Company.

     Executive Compensation, page 18

     42. Please reconcile your disclosure on page 18 that you did not compensate any of your officers or directors during the fiscal years ended December 2010, 2009, and 2008 with your disclosure on pages 13 and 21 that in August 2010 you issued 10,000,000 restricted shares of your common stock to Mr. Beatty for services rendered and your disclosure on page F-12 regarding compensation paid in 2008. To the extent that you did compensate Mr. Beatty in fiscal year 2010, please revise to include a summary compensation table pursuant to Item 402(n) of Regulation S-K in your next amendment.

     Response

          In response to this comment, we have revised our filing to show a $10,000 stock award to Mr. Beatty for services rendered in 2010.

     Principal Stockholders, page 19

     43.  Please revise the table on page 19 by removing the last two columns.

     Response

          We have revised our filing by removing the last two columns in this table.

     Description of Securities, page 20 Common stock, page 20

     44. Please revise to attribute the statements in the first sentence of the second paragraph in this section to legal counsel as they are legal conclusions. Alternatively, please remove the statements.

     Response

          In response to this comment, we have removed the statements in the first sentence of the second paragraph in this section.

     45. We note your statement on the cover page of your prospectus that your common stock is listed on the OTC Markets under the trading symbol "SPLI." Please provide the information required by Item 201(l)(a)(iii) and (v) of Regulation S-K or explain why this is not necessary.

     Response

          Please see our response to Comment # 9 as our stock is not traded on any markets.

     Certain Transactions, page 21

     46. We note your disclosure on page F-15 that you have a loan to an officer and a related party. Please revise this section to provide the disclosure required by Item 404(a) of Regulation S-K regarding these loans.

     Response

          We do not have a loan to an officer. However, during March 2011, Vincent Beatty loaned the Company $40,000 for operating expenses of the Company, including the repayment of certain notes payable and advances. The Company did not issue a promissory note on this transaction and the Company and Mr. Beatty have not determined the interest rate or maturity date for paying the note.

     47. We note your disclosure on page 14 that you rent your offices from one of your officers. Please revise to provide the disclosure required by
          Item 404(a) of Regulation S-K regarding your lease. To the extent that you have a written agreement with the officer, please file as an exhibit to your registration statement.

     Response

          We have amended our filing to indicate that the Company uses office space in Mr.Beatty's home for no rent.

     Recent Sales of Unregistered Securities, page II-1

     48. Please revise to furnish the information regarding your recent sales of unregistered securities pursuant to Item 701 of Regulation S-K.

     Response

          Our revised filing contains the information required by Item 701 of Regulation S-K.

     Exhibits, page 11-2

     49. We note your disclosure on page 18 regarding your stock option plan. Please file the plan as an exhibit to your registration statement. Refer to Item 601(10)(iii) of Regulation S-K.

     Response

          Our former attorney had prepared a stock option plan, but it was never adopted. Therefore, we have revised our disclosure to state that we do not have a stock option plan and we do not have any outstanding stock options.

     Exhibit 99.1

     50. Please revise the subscriber acknowledgement in paragraph 2 to remove the statement that an investor "understands the risks of and other considerations relevant to, a purchase of the Shares, including those described under the caption 'Risk Factors' in the Prospectus," as it is not appropriate to ask subscribers to acknowledge that they have read the prospectus.

     Response

          We have revised Exhibit 99.1 by removing the above objectionable language.

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, updated consents of our auditors and legal counsel and we have corrected a few typographical errors.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ Vincent Beatty
   -------------------------------
   Vincent Beatty
   President